March 7, 2011
Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	RiverSource Series Trust
Columbia Short-Term Cash Fund
Amendment No. 19
File No. 811-21852
Dear Ms. O’Neal-Johnson:
This letter responds to comments received by telephone on February 28, 2011 for the above-referenced Amendment. Comments and responses are outlined below:

Comment 1.	Please make sure a Tandy Representation is included in your Response Letter.

Response:	A Tandy Representation can be found at the end of this Response Letter.

Comment 2.	Please specify in which shareholder report a discussion regarding the basis for the Board approving the Investment Management Services Agreement will be presented.

Response:	The Fund’s prospectus will state which report (annual or semi-annual) and the month-end of such report in which a discussion regarding the basis for the Board approving the Investment Management Services Agreement will be presented.

Comment 3.	Please state whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website.

Response:	At this time a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is not available on the website, but as required by Item 9 of From N-1A the Fund’s prospectus indicates that the Statement of Additional Information (SAI) contains a description of the Fund’s policies and procedures with the respect to portfolio holdings. Also please note since investments in the Fund may be made only by investment companies, common or commingled trust funds or similar organizations or persons that are accredited investors within the meaning of the 1933 Act, the Fund’s prospectus and SAI are not posted on the public website.
In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.
Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.